Filed Pursuant to Rule 433

Registration Statement No. 333-278465

and Preliminary Prospectus Supplement dated April 9, 2024

PVH Corp.

€525,000,000 4.125% Senior Notes due 2029

April 9, 2024

Pricing Term Sheet

Issuer:	PVH Corp.
Offering Format:	SEC Registered
Expected Ratings (Moody’s/S&P)*:	Baa3/BBB-
Principal Amount:	€525,000,000
Offering Price:	99.803%, plus accrued interest, if any, from April 15, 2024
Gross Proceeds:	€523,965,750
Underwriting Discount:	0.400%
Net Proceeds (before estimated offering expenses):	€521,865,750
Trade Date:	April 9, 2024
Settlement Date**:	April 15, 2024 (T+4)
Maturity Date:	July 16, 2029
Coupon:	4.125%
Benchmark Bund:	OBL 2.100% due April 12, 2029
Spread to Benchmark Bund:	+178.7 basis points
Benchmark Bund Price and Yield:	98.662; 2.384%
Mid-Swap Yield:	2.721%
Spread to Mid-Swap Yield:	+145 basis points
Yield to Maturity:	4.171%
Interest Payment Dates:	July 16 of each year, commencing on July 16, 2024
Optional Redemption:

Prior to April 16, 2029 (three months prior to the maturity date of the notes), the Issuer may redeem the notes, at its options, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon that would be due if the notes matured on April 16, 2029, discounted to the redemption date, on an annual basis (ACTUAL/ACTUAL (ICMA)), at the Comparable Government Bond Rate plus 30 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after April 16, 2029 (three months prior to the maturity date of the notes), at par, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.
Joint Book-Running Managers:	Barclays Bank PLC Merrill Lynch International Citigroup Global Markets Limited J.P. Morgan Securities plc
Co-Managers:	Mizuho International plc Truist Securities, Inc. BNP Paribas HSBC Bank plc Scotiabank (Ireland) Designated Activity Company Standard Chartered Bank U.S. Bancorp Investments, Inc.
Common Code:	280196215
ISIN:	XS2801962155
Expected Listing:	New York Stock Exchange

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*        Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**      We expect that delivery of the notes will be made against payment therefor on or about April 15, 2024, which will be the fourth business day following the date of the pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the notes prior to two business days before delivery should consult their advisors.

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This pricing term sheet is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or soliciation in such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain copies of these documents (when available) from (i) Barclays Bank PLC by calling toll-free at 1-888-603-5847; (ii) Merrill Lynch International by calling toll-free at +1-800-294-1322; (iii) Citigroup Global Markets Limited by calling toll-free at +1-800-831-9146; or (iv) J.P. Morgan Securities plc (for non-U.S. investors) by calling toll-free at +44-20 7134 2468 or J.P. Morgan Securities LLC (for U.S. investors) at (212)-834-4533.

Relevant stabilization regulations including FCA/ICMA apply. UK MiFIR and MiFID II professionals/ECPs-only/No UK or EEA PRIIPs KID — Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.